UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

FORM 12b-25

NOTIFICATION OF LATE FILING

(Check One): [x] Form 10-K    [_] Form 20-F    [_] Form 11-K    [_] Form 10-Q    [_] Form 10-D    [_] Form N-SAR    [_] N-CSR

For Period Ended: December 31, 2005

[_] Transition Report on Form 10-K

[_] Transition Report on Form 20-F

[_] Transition Report on Form 11-K

[_] Transition Report on Form 10-Q

[_] Transition Report on Form N-SAR

For the Transition Period Ended:______________________________________
Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: ________________________

PART I
REGISTRANT INFORMATION

Full Name of Registrant:                 AMS HEALTH SCIENCES, INC.

Address of Principal Executive Office:

                                          711 N.E. 39th Street
                                          Oklahoma City, OK 73105

PART II
RULE 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate.)

            (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[x]        (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

            (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III
NARRATIVE

     State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q,10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

     AMS Health Sciences, Inc. (the "Company") attempted to live file via EDGAR its Form 10-K on Friday, March 31, 2006 for approximately two (2) hours after two successful test-filings of the Form 10-K. Due to electronic filing issues or other matters outside of the control of the Company, the Form 10-K was filed after the close of business on Friday, March 31, 2006, and was posted to the EDGAR system on Monday, April 3, 2006.

     The issues involved could not be resolved in time to meet the required filing deadline.

PART IV
OTHER INFORMATION

(1)     Name and telephone number of person to contact in regard to this notification

         Robin Jacob                      405                          842-0131
                                                               (Name)                             (Area Code)                     (Telephone Number)

(2)     Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s).
                                                                                                                                [x] Yes [_] No

(3)     Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?
                                                                                                                                                  [_] Yes [x] No

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

AMS HEALTH SCIENCES,
(Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.

Date: April 3, 2006                                                                                      By: ROBIN JACOB
                                                                                                            Robin Jacob, Chief Financial Officer